Exhibit 99.91

DHX Media expands its 3rd party licensing business 'CPLG' into the U.S.

Also sets 10 a.m. EDT May 14th, 3rd Quarter Analyst Call

HALIFAX, May 8, 2014 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX), a leading independent creator, producer, distributor and licensor of children's entertainment content, announces that its European third party licensing business, CPLG, is expanding into North America with a new office in Los Angeles.

The new operation will be headed by Ted Larkins, an industry veteran with a strong track record in managing high-profile consumer brands. The US office will leverage properties from the US to the international market and vice versa, and offer full-service agency capabilities of licensing, sales, retail development, product approvals, finance and legal services.

CPLG North America will represent a number of high profile brand and sporting rights including The Michelangelo Collection, the iconic Space Invaders brand and St Andrews Links. It will also be the appointed licensing agent for DHX Media's key entertainment brands, including hit properties Yo Gabba Gabba!, Caillou, Ella the Elephant, Johnny Test and the recently acquired evergreen Degrassi franchise.

Peter Byrne CEO of CPLG says: "As one of the most trusted and respected agency brands in the industry, the North American market represents a natural next step for our business. We also have a very seasoned pair of hands in Ted Larkins, whose experience will be a major asset in spearheading CPLG's growth in this market. We are thrilled to welcome Ted on board -it is a very exciting milestone in the company's history."

Analyst call details

The Company will hold a conference call for analysts to discuss its Q3 2014 financial results on Wednesday, May 14th, 2014 at 10:00 a.m. EDT, following the release of its financial results. Media and others may access this call on a listen-in basis. Conference call details are as follows:

To access the call, please dial +1(888)231-8191 toll-free or +1(647)427-7450 internationally. Please allow 10 minutes to be connected to the conference call.

Replay: Instant replay will be available beginning approximately two hours after the call on +1(855)859-2056 toll free or +1(416)849-0833, and passcode 44350295, until midnight EDT Wednesday, May 21st.

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and marketing of family entertainment. DHX Media owns, markets and distributes over 10,000 episodes of entertainment programming worldwide and licenses its owned properties through its dedicated consumer products business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange.

Disclaimer

This press release contains forward looking statements with respect to the Company, including statements about the value of the substantial issuer bid to the Company's remaining shareholders and its effects on the Company's earnings per share. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to market factors, including changing popularity of the titles in the Company's production library, application of accounting policies and principles, and production related risks, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's short form prospectus dated November 4, 2013, Annual Information Form, and the annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information:

Enquiries:

David A. Regan - EVP, Corporate Development & IR

+1 902-423-0260

CO: DHX Media Ltd.

CNW 07:00e 08-MAY-14